

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 17, 2008

Steve Sanghi
President
Microchip Technology Inc.
2355 W. Chandler Blvd
Chandler, AZ 85224

> **Re: Microchip Technology Inc.**
> **Form 10-K for the Fiscal-Year ended March 31, 2007**
> **Filed May 25, 2007**
> **Form 10-K for the Fiscal-Year ended March 31, 2008**
> **Filed May 28, 2008**
> **File No. 000-21184**

Dear Mr. Sanghi:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela Crane
                    Branch Chief